Exhibit 99.4

Can-Fite Announces Special General Meeting of Shareholders to Elect External Director

PETACH TIKVA, Israel, November 17, 2014 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer and inflammatory diseases, today announced that it is convening a Special General Meeting of Shareholders on Wednesday, December 24, 2014 at 10.00 a.m. (Israel time) at Can-Fite’s offices located at 10 Bareket Street, Petach Tikva, Israel. The record date for shareholders entitled to vote at the meeting is close of business on November 26, 2014.

At the Special General Meeting of Shareholders, shareholders will vote on the election of Israel Shamay as an external director of the Company for a three-year term.

Additional Information and Where to Find It

In connection with the meeting, Can-Fite will make available to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov and in the “Investor Information” portion of the Company’s website at www.canfite.com.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer and inflammatory diseases. The Company’s CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is commencing Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information, please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114